Attendance Card

Annual General Meeting

An Annual General Meeting of Realm Therapeutics plc (the "**Company**") will be held on 24 June 2019 at 10:00 a.m. at Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London, EC2M 1QS

Directions to the location of the Annual General Meeting

Address:
Cooley (UK) LLP
Dashwood
69 Old Broad Street
London
EC2M 1QS
UK

Tel: 020 7556 4230

Cooley (UK) LLP's offices are within the City of London Congestion Charging Zone. For further information, please visit www.cclondon.com.


Moorgate
Moorgate
Moor Lane
London Wall
Moorgate
Street
Wilson
Liverpool Street
Liverpool Street
Bishopsgate
Middlesex Street
Commercial St
A1211
A10
A1213
A1211
Aldgate

Shareholder Reference Number

Attendance

If you wish to attend the Annual General Meeting, please sign This card and bring it with you for production at the registration desk to authenticate your right to attend. You will receive a poll card at the Annual General Meeting after registering at the registration desk.

REALM THERAPEUTICS PLC

Proxy Form

For the Annual General Meeting to be held on 24 June 2019

Please read the explanatory notes below before completing this form. For use by holders of ordinary shares in the capital of Realm Therapeutics plc entitled to vote at the Annual General Meeting

Voting I.D.	Task I.D.	Shareholder Reference Number

I/We being a member/members of Realm Therapeutics plc (the "Company") entitled to attend and vote at general meetings of the Company hereby appoint the Chairman of the Annual General Meeting or†

†NOTE: If you do not want to appoint the Chairman of the Annual General Meeting as your Proxy, strike out the words "the Chairman of the Annual General Meeting", initial this deletion and add in BLOCK CAPITALS the full name and address of your chosen Proxy or Proxies in the empty box above. A Proxy need not be a member of the Company.

as my/our proxy/proxies to attend and, on a poll, vote, for me/us on my/our behalf in respect of ________________ ordinary shares held by me/us at the Annual General Meeting of the Company to be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June 2019 at 10.00 a.m. and at any adjournment thereof. The Proxy is to vote as instructed in respect of the resolutions set out below. In the absence of instructions, the proxy may vote, or abstain from voting, as he thinks fit in respect of the resolutions set out below and, unless otherwise instructed, also on any other business (including amendments to the resolutions set out below) which may properly come before the meeting or any adjournment thereof.

IMPORTANT: Please indicate with an "X" in the appropriate box below how you wish the Proxy to vote. If you mark more than one of the boxes below, this Form of Proxy will be invalid. To abstain from voting on a resolution, select the relevant "Vote withheld" box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution

Resolutions	For	Against	Vote withheld
1. To receive the Company's audited accounts for the year ended 31 December 2018, together with the Directors' reports and the Auditor's report on the accounts.			
2. To approve the directors' remuneration report for the year ended 31 December 2018.			
3. To re-appoint KPMG LLP as Auditor.			
4. To authorise the Directors to determine the remuneration of the Auditor.			
5. To authorise the Directors to allot shares in the Company			
6. To re-elect Balkrishan (Simba) Gill as a director.			
7. To re-elect Alex Martin as a director.			
8. To re-elect Charles Spicer as a director.			
9. To re-elect Marella Thorell as a director.			
10. To partially disapply statutory pre-emption rights.			

Signature	Date 2019

If signing on behalf of a company, please enter the company (in BLOCK CAPITALS) and state your official capacity:
For and on behalf of:

Company name	Official capacity

Notes:

1. You are entitled to appoint another person as your proxy to exercise all or any of your rights to attend and to speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. For details of how to change your proxy instructions or revoke your proxy appointment, see the notes to the notice of meeting.
2. A proxy need not be a shareholder but must attend the meeting to represent you. If you wish to appoint someone other than the Chairman of the meeting, insert the name of the person you wish to appoint in block capitals in the space provided. If the proxy is being appointed in relation to less than your full entitlement, please enter in the box next to the proxy holder's name, the number of shares in relation to which the proxy is authorised to act. If that box is left blank, the proxy will be deemed to be authorised in respect of your full voting entitlement. Where you appoint someone other than the Chairman, you are responsible for ensuring that they attend the meeting and are aware of your voting intentions. If you wish your proxy to make any comments at the meeting on your behalf, you will need to appoint someone other than the Chairman and give them the relevant instruction directly.
3. You may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. If you wish to appoint more than one proxy, each proxy must be appointed on a separate proxy form. Additional proxy forms may be obtained by photocopying this form or contacting Equiniti on 0371 384 2050. Lines are open 8.30 a.m. to 5.30 p.m., Monday to Friday (excluding public holidays in England and Wales). Overseas shareholders should call +44 121 415 0259. Please indicate by ticking the box provided that the proxy appointment is one of multiple appointments being given. All proxy forms must be signed and should be returned together.
4. To be effective, this proxy form, fully completed, together with the power of attorney or any other authority under which it is executed (or a notarially certified copy), must be lodged with Equiniti Limited at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, not later than 10.00 a.m. on 20 June 2019. You can submit your proxy electronically at www.sharevote.co.uk where full details of the procedure are given.
5. If the shareholder is a corporation, this Form of Proxy most be executed either under its common seal or signed by its attorney or by a duly authorised officer or corporate representative. As an alternative to appointing a proxy, any shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf, all of its powers as a member, provided that they do not do so in relation to the same shares. The Chairman of the Annual General Meeting may require a corporate representative to produce to the Company's registrar, Equiniti, his or her written authority to attend and vote at the Annual General Meeting at any time before the start of the Annual General Meeting. The representative shall not be entitled to exercise the powers conferred on them by the shareholder until any such demand has been satisfied.
6. In the case of joint holders, the signature on this proxy form of any one holder will suffice but where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding, with the first named being the most senior.
7. Any alteration to this proxy form should be initialled.
8. The completion and return of this proxy form will not prevent a shareholder from attending the meeting and voting in person.
9. Addresses (including electronic addresses) in this document are included strictly for the purposes provided and not for any other purposes.
10. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.30 p.m. on 20 June 2019, or if the meeting is adjourned, in the register of members at 6.00 p.m. on the day which is two business days before the day of any adjourned meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.
11. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) of the meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

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